Filed pursuant to Rule 433

Registration No. 333-183023

March 6, 2014

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated March 6, 2014, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

PRICING TERM SHEET

Issuer	R.R. Donnelley & Sons Company

Title of Security	6.00% Notes due 2024

Aggregate Principal Amount	$400,000,000.

Transaction Date	March 6, 2014

Settlement Date	March 20, 2014 (T+10)

Maturity	April 1, 2024

Interest Payment Dates	October 1 and April 1 of each year, commencing on October 1, 2014

Coupon	6.00%

Yield to Maturity	6.00%

Redemption Provision	Callable at the greater of par or the make-whole (Adjusted Treasury Rate plus 50 basis points)

Price to Public	100.00% of the principal amount thereof

Gross Proceeds	$400,000,000

CUSIP/ISIN Numbers	CUSIP: 257867 BB6
ISIN: US257867BB61

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers	Fifth Third Securities, Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC
Comerica Securities, Inc.
Morgan Stanley & Co. LLC Wedbush Securities Inc.

Use of Proceeds

We expect the net proceeds from this offering of notes to be approximately $393 million after deducting the underwriting discount and our estimated expenses relating to the offering. We intend to use the net proceeds from this offering, along with borrowings under our revolving credit facility, (1) to partially fund tender offers for up to $400 million aggregate principal amount of our outstanding notes, including (x) up to $250 million aggregate principal amount of our 8.250% Notes due 2019, (y) up to $100 million aggregate principal amount of our 7.250% Notes due 2018 and (z) up to $50 million aggregate principal amount of our 7.625% Notes due 2020, and (2) to pay premiums in connection with those tender offers. If there are any net proceeds remaining after expiration of the tender offers, we intend to use those proceeds to repay borrowings under our revolving credit facility and for general corporate purposes. Amounts repaid under our revolving credit facility may be reborrowed for general corporate purposes, including the repayment or redemption of other indebtedness.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission ( SEC ) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322, Citigroup toll-free at 1-800-831-9146, J.P Morgan (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, toll-free at 1-866-803-9204), Mitsubishi UFJ Securities toll-free at 1-877-649-6848, U.S. Bancorp toll-free at 1-877-558-2607 or Wells Fargo Securities toll-free at 1-800-326-5897.

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